                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                             CKE RESTAURANTS, INC.
        ----------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.01 PAR VALUE
                -------------------------------------------------
                         (Title of Class of Securities)


                                   12561E105
        ----------------------------------------------------------------
                                 (CUSIP Number)


                               DECEMBER 31, 2003
        -----------------------------------------------------------------
                        (Date of Event Requiring Filing)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

                 Rule 13d-1(b)
             ---
              X  Rule 13d-1(c)
             ---
                 Rule 13d-1(d)
             ---

--------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))
                                  Page 1 of 6 Pages

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-------------------                                            -----------------
CUSIP No. 12561E105                     13G                    Page 2 of 6 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WILLIAM P. FOLEY, II
--------------------------------------------------------------------------------
 2   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*                        (A)[ ]
                                                                          (B)[X]

--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   CITIZEN OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                      5   SOLE VOTING POWER

                          2,895,956
                      ----------------------------------------------------------
    NUMBER OF         6   SHARED VOTING POWER
     SHARES
  BENEFICIALLY            2,898,911
    OWNED BY          ----------------------------------------------------------
      EACH            7   SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH             2,895,956
                      ----------------------------------------------------------
                      8   SHARED DISPOSITIVE POWER

                          2,898,911
--------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,794,867
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        9.66% (BASED ON 59,973,057 SHARES OF COMMON STOCK OUTSTANDING, WHICH IS THE SUM OF (A) THE SHARES OF CKE COMMON STOCK OUTSTANDING AS OF DECEMBER 31, 2003, PLUS (B) THE OPTIONS TO PURCHASE 2,359,971 SHARES OF CKE COMMON STOCK CURRENTLY EXERCISABLE OR EXERCISABLE WITHIN 60 DAYS OF DECEMBER 31, 2003 HELD BY MR. FOLEY)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                               Page 2 of 6 Pages

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-------------------
CUSIP No. 12561E105
-------------------


Item 1(a).  Name of Issuer:

            CKE RESTAURANTS, INC.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            3916 STATE STREET, SUITE 300
            SANTA BARBARA, CA 93105

Item 2(a).  Name of Person Filing:

            WILLIAM P. FOLEY, II

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            601 RIVERSIDE AVENUE
            JACKSONVILLE, FL 32204

Item 2(c).  Citizenship:

            UNITED STATES OF AMERICA

Item 2(d).  Title of Class of Securities:

            COMMON STOCK, PAR VALUE $0.01

Item 2(e).  CUSIP Number:

            12561E105

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

            N/A

Item 4.     Ownership (as of 12/31/03)

            (a) Amount Beneficially Owned: 3,434,896 SHARES OF COMMON STOCK PLUS OPTIONS TO PURCHASE 2,359,971 SHARES OF COMMON STOCK

            (b) Percent of Class: 9.66%


                               Page 3 of 6 Pages

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-------------------
CUSIP No. 12561E105
-------------------


            (c) Number of shares as to which such person has:

                (i)   sole power to vote or to direct the vote:

                      2,895,956

                (ii)  shared power to vote or to direct the vote:

                      2,898,911

                (iii) sole power to dispose or to direct the disposition of:

                      2,895,956

                (iv)  shared power to dispose or to direct the disposition of:

                      2,898,911

Item 5.     Ownership of Five Percent or Less of a Class.

            N/A

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            N/A

Item 8.     Identification and Classification of Members of the Group.

            N/A

Item 9.     Notice of Dissolution of Group.

            N/A


                               Page 4 of 6 Pages

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Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 5 of 6 Pages

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-------------------
CUSIP No. 12561E105
-------------------



                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 16, 2004
---------------------------------
Date


/s/ William P. Foley, II
---------------------------------
[Signature]


William P. Foley, II
---------------------------------
[Name/Title]



                               Page 6 of 6 Pages